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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*


                           AccuMed International, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    010740108
                                 (CUSIP Number)

                                J.P. Wilson, Esq.
                                 General Counsel
                             Commonwealth Associates
             733 3rd Avenue, New York, New York 10017 (212) 297-5652
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)

                                October 12, 1993
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Check the following box if a fee is being paid with the statement|X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 9 Pages

                                  SCHEDULE 13D

CUSIP NO. 010740108                                          Page 2 of 10 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Michael S. Falk

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       OO

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
                       807,631 (of which 585,409 shares of Common Stock are
  NUMBER OF            issuable upon exercise of warrants)
                  --------------------------------------------------------------
   SHARES         8    SHARED VOTING POWER
BENEFICIALLY           2,696,931 (of which 2,252,931 shares of Common Stock
  OWNED BY             are issuable upon exercise of warrants)
                  --------------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER
 REPORTING             807,631  (of which  585,409  shares of Common  Stock are
   PERSON              issuable upon exercise of warrants)
                  --------------------------------------------------------------
    WITH          10   SHARED DISPOSITIVE POWER
                       2,696,931 (of which 2,252,487 shares of Common Stock are issuable upon exercise of warrants)

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,504,562 (of which 2,838,896 shares of Common Stock are issuable upon exercise of warrants)

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15.97%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                Page 2 of 9 Pages

                                  SCHEDULE 13D

CUSIP NO. 010740108                                          Page 3 of 10 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Commonwealth Associates Management Company, Inc.

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       AF

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
                       1,889,300 (of which 1,667,078 shares of Common Stock are
  NUMBER OF            issuable upon exercise of warrants)
                  --------------------------------------------------------------
   SHARES         8    SHARED VOTING POWER
BENEFICIALLY           0
  OWNED BY
                  --------------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER
 REPORTING             1,889,300 (of which 1,667,078 shares of Common Stock are
   PERSON              issuable upon exercise of warrants)
                  --------------------------------------------------------------
    WITH          10   SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,889,300 (of which 1,667,078 shares of Common Stock are issuable upon exercise of warrants)

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.61%


--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                Page 3 of 9 Pages

                                  SCHEDULE 13D

CUSIP NO. 010740108                                          Page 4 of 10 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Commonwealth Associates

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC, OO

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
                       1,889,300 (of which 1,667,078 shares of Common Stock are
  NUMBER OF            issuable upon exercise of warrants)
                  --------------------------------------------------------------
   SHARES         8    SHARED VOTING POWER
BENEFICIALLY           0
  OWNED BY
                  --------------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER
 REPORTING             1,889,300 (of which 1,667,078 shares of Common Stock are
   PERSON              issuable upon exercise of warrants)
                  --------------------------------------------------------------
    WITH          10   SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,889,300 (of which 1,667,078 shares of Common Stock are issuable upon exercise of warrants)

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.61%


--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       BD, PN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                Page 4 of 9 Pages

Item 1.     Security and Issuer.

            This Schedule relates to the Common Stock, no par value ("Common Stock"), issued by AccuMed International, Inc. a California corporation (the "Company"), whose principal executive offices are located at 900 North Franklin, Suite 401, Chicago, IL 60610.

Item 2.     Identity and Background.

            This Schedule is filed by: (i) Commonwealth Associates ("CA"), a New York limited partnership, which is registered as a broker/dealer under Section 15 of the Securities Exchange Act of 1934, as amended; (ii) Commonwealth Associates Management Company, Inc., a New York corporation ("CAMCI") and the sole general partner of CA; and (iii) Michael S. Falk ("Falk"), president, a director and majority stockholder of CAMCI (CA, CAMCI and Falk are each hereinafter sometimes referred to as a "Reporting Person" and collectively as the "Reporting Persons"). The address of the Reporting Persons is 733 3rd Avenue, New York, New York 10017. Falk is a United States citizen.

            During the last five (5) years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

            Falk acquired redeemable warrants to purchase 10 shares of Common Stock, as components of units consisting of Common Stock and redeemable warrants of the Company at a price of $5.50 per unit in March 1993, using personal funds. A trust for the benefit of a minor child of Falk, of which Falk's spouse is the sole trustee, acquired 1,000 shares of Common Stock in April 1994 in an open market transaction at $1.25 per share using funds constituting a portion of the principal of the trust. In December 1994 the Company issued to each of CA and Falk, warrants to purchase 320,000 and 80,000 shares, respectively, of Common Stock, exercisable at any time until December 31, 1999 at a price of $0.25 per share. Such warrants were issued to CA and Falk partially to reimburse CA for certain expenses it incurred in connection with a proposed offering of Securities of the Company in 1994 that was not consummated and also in consideration of the cancellation of certain Underwriter's Warrants issued to CA and certain of its designees, including Falk (such Warrants consisting of Common Stock and a redeemable warrant to purchase one share of Common Stock). The Underwriter's Warrants were


                                Page 5 of 9 Pages
issued to CA (and its designees) in consideration for services rendered by CA as underwriter of the Company's initial public offering of Common Stock in October 1992. The Company issued to each of CA, Falk and his wife, warrants to purchase 17,427 and has 211,376 shares, respectively, of Common Stock, exercisable at any time until May 9, 2000 at a price of $0.625 per share. Such warrants were issued to CA and certain of its designees, including Falk and his wife in consideration for services rendered by CA as placement agent in connection with a private offering of securities by the Company that was consummated in May 1995. The Company has also issued to CA and Falk, as a designee of CA, for services rendered by CA in August 1995 as placement agent for certain private offerings of securities of the Company (i) warrants to purchase 33,196 and 184,871 shares, respectively; of Common Stock exercisable at any time until August 18, 2000 at $0.625 per share and (ii) warrants to purchase 3,648 and 34,161 shares of Common Stock, respectively, exercisable at any time until August 22, 2000 at $0.625 per share. In connection with the December 29, 1995 merger ("Merger") of AccuMed International, Inc. into the Company, CA was paid a fee for acting as a "finder" in connection with the Merger. The fee consisted of $50,000 paid in cash, the issuance of 444,444 shares of Common Stock (the "Merger Shares") and a five-year warrant (the "Merger Warrants") to purchase 750,000 shares of the Common Stock at an exercise of $1.25 per share. CA has distributed to Falk 222,222 of the Merger Shares and 175,000 of the Merger Warrants. The 2,673 shares of Common Stock and redeemable warrants to purchase 980,840 shares of Common Stock held by CA in its investment and trading accounts as of May 31, 1996, were acquired by CA from time to time in open market transactions at varying prices for investment or in the ordinary course of its market making activities, using working capital funds. The warrants held in such account are exercisable at any time until October 14, 1997 at $5.00 per share.

Item 4.     Purpose of Transaction.

            The purpose of the acquisition of shares of Common Stock and warrants to purchase Common Stock by each of the Reporting Persons is for investment, except for shares of Common Stock acquired by CA and held in its trading account. Securities held in the trading account were acquired by CA in open market transactions in the ordinary course of its market making activities.

            The Reporting Persons may, for investment purposes, make purchases of Common Stock and warrants to purchase Common Stock from time to time and may dispose of any or all of the shares of Common Stock and warrants held by them at any time. CA may also acquire or dispose of shares of Comon Stock and redeemable warrants to purchase Common Stock in the course of its market making activities. The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in Paragraphs (b) through (j) of Item 4 of Schedule


                                Page 6 of 9 Pages

13D, except that, pursuant to the Agreement and Plan of Reorganization, dated April 21, 1995, entered into in connection with the Merger, CA was granted the right to appoint with a third party three (3) members of the Board of Directors and has exercised its right, pursuant thereto. The Reporting Persons may review or reconsider their position with respect to the Company or formulate plans or proposals with respect to any such matter, but have no present intention of doing so.

Item 5.     Interest in Securities of the Issuer.

            As of May 31, 1996, CA beneficially  owned an aggregate of 1,889,300 shares of Common Stock (including common stock issuable upon exercise of warrants), constituting approximately 10.05% of the outstanding Common Stock; CAMCI beneficially owned an aggregate of 1,889,300 shares of Common Stock (attributing all of the shares owned or deemed to be owned by CA to CAMCI), constituting approximately 10.05% of the outstanding Common Stock; and Falk beneficially owned an aggregate of 3,504,562 shares of common stock (including 2,837,896 shares of common stock issuable upon exercise of warrants), constituting approximately 19.48% of the outstanding Common Stock (attributing all of the shares deemed to be owned by CAMCI to Falk). The percentages used herein are calculated based upon the number of shares of Common Stock issued and outstanding at June 19, 1996 as provided by the transfer agent for the Company's Common Stock. Except for the shares owned or deemed owned by CA, as to which CAMCI and Falk share voting and dispositive power, the 1,000 shares of Common Stock held by the trust for the benefit of Mr. Falk's minor child and the warrants to purchase 100,000 shares of Common Stock owned by his wife, Falk has sole voting and dispositive power with respect to all the shares of Common Stock to which this Schedule relates. The Reporting Persons have not effected any transactions in shares of the Common Stock in the past 60 days, except that CA has effectuated transactions in the Common Stock and redeemable warrants in the ordinary course of its market making activities.

            No person, other than the Reporting Persons, has the right to receive or the power to direct receipt of dividends from, or the proceeds of the sale of, Common Stock.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

            Pursuant to the Merger Agreement the number of directors of the Company has been set at seven, of which CA and American Equities, a foreign broker/dealer, have the joint right to appoint three director until the next shareholders' meeting, at present unscheduled.

            The Company has granted CA and its designees certain "piggyback" and/or demand registration rights with respect to the


                                Page 7 of 9 Pages
shares of Common Stock issuable upon exercise of the Merger Warrants and the warrants issued in December 1994 and in connection with the private offerings of securities that were consummated in May 1995 and August 1995.

            Other than as set forth above, there are no contracts, arrangements, understandings or relationships with the Reporting Persons or any other person with respect to the securities of the Company, including, but not limited to, transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.


Item 7.     Material to be Filed as Exhibits.


Exhibit 2.0 Agreement of Merger and Plan of Reorganization, dated April 21, 1995, between the Company and Almar BioSciences, Inc.

Exhibit 2.1    Amendment No. 1 to Agreement and Plan of Reorganization

Exhibit 2.2    Amendment No. 2 to Agreement and Plan of Reorganization

Exhibit 2.3    Agreement of Merger

Exhibit 2.4    Affiliate Agreement

Exhibit 2.5    Waiver Under Merger Agreement

Exhibit 2.6    Mutual Waiver

Exhibit 4.0 Warrant Agreement, dated December 31, 1994, between the Company and CA to purchase up to 420,000 shares of Common Stock issued by the Company to CA and its designee(s).

Exhibit 4.1 Warrant Agreement, dated December 28, 1995, between the Company and CA to purchase up to 750,000 shares of Common Stock issued by the Company to CA and/or its designee(s).

Exhibit 4.2 Warrant Agreement, dated May 9, 1995, between the Company and CA to purchase up to 264,840 shares of Common Stock issued by the Company to CA and/or its designee(s).

Exhibit 4.3 Warrant Agreement, dated August 18, 1995, between the Company and CA to purchase up to 258,700 shares of Common Stock issued by the Company to CA and/or its designee(s).

Exhibit 4.4 Warrant Agreement, dated August 22, 1994, between the Company and CA to purchase up to 41,300 shares of Common Stock issued by the Company to CA and/or its designee(s).

Exhibit 99 Joint Filing Agreement among the Reporting Persons, dated October 23, 1996.



                                Page 8 of 9 Pages

                                   SIGNATURES


            After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: October 23, 1996
                                          /s/ Michael S. Falk
                                      --------------------------------
                                          Michael S. Falk


                                    COMMONWEALTH ASSOCIATES MANAGEMENT
                                      COMPANY, INC.


                                    By:   /s/ Michael S. Falk
                                       -------------------------------
                                          Michael S. Falk, President


                                    COMMONWEALTH ASSOCIATES
                                    By: Commonwealth Associates
                                          Management Company, Inc.,
                                          its General Partner



                                    By:   /s/ Michael S. Falk
                                       -------------------------------
                                          Michael S. Falk, President



                                Page 9 of 9 Pages